SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For December 28, 2007
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:
(1)	The Press Release issued on December 28, 2007.

PRESS RELEASE	Amsterdam, 28 December 2007
ING finalises acquisition of strategic stake in Thailand’s TMB Bank
ING announced today that it has finalised the acquisition of a 30% stake (on a fully diluted basis) in TMB Bank PCL (TMB) in Thailand for approximately EUR 460 million. The transaction enables ING to extend its footprint in the fast growing Asian market.
As announced on November 7, 2007, the strategic investment is part of TMB’s capital raising plan to strengthen its capital adequacy. ING is working closely with TMB and the Thai Ministry of Finance on a post-agreement plan that best leverages the strength of both entities.
Established in 1957, TMB is one of the leading banks in Thailand with approximately EUR 14 billion in total assets, over 5 million customers and 472 branches with a broad representation throughout Thailand. TMB offers a wide range of products and services with a large retail deposit base and lending focus on the small-to-medium enterprise (SME) and corporate sectors.
ING believes there is a significant growth opportunity in Asia and has made several strategic investments in countries which it views as having growth potential e.g. ING holds a 16.07% stake in Bank of Beijing in China and a 44% stake in ING Vysya Bank in India.
The transaction will be booked in the last quarter of 2007.
Press enquiries
Nanne Bos
ING Group
+31 20 5416516
nanne.bos@ing.com
Tony Wong
ING Asia/Pacific
+852 3762 8292
tony.wong@ap.ing.com
Profile ING
ING is a global financial institution of Dutch origin offering banking, insurance and asset management to over 75 million private, corporate and institutional clients in more than 50 countries. With a diverse workforce of about 120,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H. van Barneveld
General Manager Corporate Control & Finance

By:	/s/ W. A. Brouwer
W. A. Brouwer
Assistant General Counsel

Dated: December 28, 2007